Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a letter to stockholders of NI Bancshares Corporation in connection with the proposed merger between First Midwest Bancorp, Inc. and NI Bancshares Corporation.

November 17, 2015

Dear Stockholder:

I am pleased to inform you about some great news for our company. A press release was issued last Thursday announcing that we have entered into a definitive agreement to merge NI Bancshares Corporation (“NI Bancshares”) with and into First Midwest Bancorp, Inc. (“First Midwest”). In addition, The National Bank & Trust Company of Sycamore will merge with and into First Midwest Bank. A copy of the press release is included for your review.

Under the terms of the merger agreement, unanimously approved by the boards of directors of each party, stockholders of NI Bancshares will receive consideration consisting of both First Midwest stock and cash. The parties negotiated terms that provided for approximately $65.86 in value, as of the date of the merger agreement, for each share of NI Bancshares common stock. Subject to the terms of the merger agreement, the consideration that you will receive for your NI Bancshares stock will consist of (i) $13.17 in cash and (ii) 2.8858 shares of First Midwest common stock. Because you will receive a fixed number of shares of First Midwest stock for each share of NI Bancshares common stock that you own, the final value you receive upon closing of the merger may fluctuate depending on any changes to the First Midwest stock price prior to closing. A complete description of the transaction will be provided in proxy materials to be sent to you in a few months. A special meeting of NI Bancshares stockholders will be held following the delivery of the proxy materials requesting your vote on the transaction.

You should know that First Midwest is financially strong and well managed and will provide our customers with an expanded array of financial services. Like us, First Midwest shares a long-standing commitment to relationship banking and high quality customer service. They have operated in Illinois for nearly 80 years and have a strong presence throughout the Chicago area. First Midwest has been recognized as having the “Highest Customer Satisfaction with Retail Banking in the Midwest, Two Years in a Row”1 according to the J.D. Power 2014 and 2015 Retail Banking StudiesSM.

Importantly, for you as a stockholder, you will have the advantage of receiving First Midwest’s stock, which has traded on NASDAQ for more than 30 years under the symbol FMBI. As such it provides you with the liquidity of a publicly traded stock and one that has regularly paid an annual dividend, which currently stands at $0.36 per share. This is truly an exciting time for NI Bancshares as we partner with First Midwest. We believe that this partnership will provide exciting opportunities for our clients, our communities, our employees and you, our stockholders.

Please free feel to contact me, or Mike Cullen at 815-895-2125 with any questions you may have regarding this partnership and thank you as always for your continued support.

Sincerely,

/s/ JAMES W. DUTTON

James W. Dutton
Chairman of the Board

Forward-Looking Statements
The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect new information or events or conditions after the date hereof.
Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and NI Bancshares Corporation (“NIBA”) might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction between First Midwest and NIBA might not be obtained; credit and interest rate risks associated with First Midwest’s and NIBA’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and NIBA operate or anticipate doing business, may be less favorable than expected; new regulatory or legal requirements or obligations; and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2014, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact First Midwest’s business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of NIBA.
Additional Information for Stockholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and NIBA, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of NIBA, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of NIBA. Stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, NIBA and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from NIBA upon written request to NI Bancshares Corporation, Attn: Michael A. Cullen, President and Chief Executive Officer, 230 W. State Street, Sycamore, Illinois 60178 or by calling (815) 895-2125.
Participants in this Transaction
First Midwest, NIBA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NIBA stockholders in connection with the proposed transaction between First Midwest and NIBA under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 14, 2015. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.